

December 7, 2012

Via Email
Helen A. Crowley
Managing Director and Principal Financial Officer
Goldman Sachs Hedge Fund Partners, LLC
200 West Street
New York, NY 10282

Re: **Goldman Sachs Hedge Fund Partners, LLC**
        Form 10-K for Fiscal Year Ended December 31, 2011
        Filed March 28, 2012
        File No. 000-50723

Dear Ms. Crowley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition…, page 75

Overview, page 76

1.   We note that you refer to the stressed environment in Europe as impacting your performance during 2011. Please tell us what consideration you gave to the disclosure guidance set forth in the Division of Corporation Finance's Disclosure Topic 4: *European Sovereign Debt Exposures*. In this regard, we note that the disclosure guidance applies to both sovereign and non-sovereign direct and indirect exposures.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 95

Risk Management, page 96

2.   We note your disclosure that the Managing Member monitors the exposure to market risk through a variety of analytical techniques, including Value-at-Risk ("VaR") and scenario analysis (stress testing) where position level detail is available. We also note that the Managing Member had full position level transparency for approximately 55% of the Advisors as of December 31, 2011 and 69% as of September 30, 2012. In your response dated August 23, 2007 to our prior comment seven, you stated: "Currently, the Company has full transparency for approximately 28% (as a % of fair value investments) of the Advisors in which the Company invests through the Investment Funds. Therefore, given the low level of position level transparency for the Company's overall portfolio, the Managing Member believes VaR is not a useful tool for risk management at the overall portfolio level of the Company and any additional disclosure would not be meaningful." Given that you now have VaR information for more than half of the fair value of your investments, please revise your future filings to include the quantitative VaR disclosures in Item 305(a)(iii)(A) of Regulation S-K for those Advisors, or tell us why you continue to believe they are not meaningful.

Item 11. Executive Compensation, page 103

3.   While we note your disclosure that you do not bear the costs of annual compensation for your directors and that the Managing Member will not bear costs for your directors, we believe that disclosure of the amounts paid to your directors for their service as your directors is appropriate. Please clarify how your director compensation is funded. Additionally, please provide the disclosure required by Regulation S-K Item 402(k).

Item 15. Exhibits and Financial Statements Schedules, page 109

Statement of Operations, page F-5

4.   We note you present separately the net realized gain or (loss) from investments in affiliated investees and the net change in unrealized appreciation or depreciation on the investments. Please tell us whether there were net gains or losses from assets or liabilities denominated in foreign currencies during the period and net changes during the period from translating these assets and liabilities. If so, present these foreign currency transactions and the related translations separately in the Statement in accordance with ASC 946-225-45-6. Please also disclose separately at value cash and cash equivalents held in foreign currencies, as applicable.

Note 6 – Risk Management, page F-15

5.   We note your disclosure on page F-17 that the Advisor Funds held by the Investees have liquidity exposure related to the Advisors' estimates of the recovery value of claims against Lehman Brothers Holdings, Inc. and certain of its subsidiaries and affiliates. You also disclose that the amounts ultimately recovered could be materially different than your estimates. Please reconcile this statement with your statement that "Based on the information received, the gross indirect exposure to Lehman did not materially affect the company's net assets." Please revise your future filings to more clearly disclose whether outcome of the Lehman insolvency proceedings could have a material impact on your results of operations.

Note 12 – Financial Highlights, page F-28

6.   We note your per-unit information did not include all the major categories, like redemptions, that are included in the Statement of Changes in Members' Equity. Please revise your future filings to disclose these additional categories, similar to your presentation in the Statement of Changes in Members' Equity, or tell us why such line items were excluded. Refer to ASC 946-205-50-7 and 8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Helen A. Crowley
Goldman Sachs Hedge Fund Partners, LLC
December 7, 2012
Page 4

You may contact Lindsay McCord at (202) 551-3417 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director